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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             PRESIDENT CASINOS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.06 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    740822101
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                                 (CUSIP Number)

                                John E. Connelly
                             President Casinos, Inc.
                             802 North First Street
                            St. Louis, Missouri 63102
                                 (314) 622-3000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 2, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 740822101                                        Page 2 of 7 Pages


                                SCHEDULE 13D

===============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John E. Connelly
===============================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                       (b) | |
===============================================================================
3        SEC USE ONLY

===============================================================================
4        SOURCE OF FUNDS*
         OO, PF
===============================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                | |
===============================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

===============================================================================
                     7     SOLE VOTING POWER
     NUMBER OF             0
      SHARES         ==========================================================
   BENEFICIALLY      8     SHARED VOTING POWER
     OWNED BY              615,235
       EACH          ==========================================================
    REPORTING        9     SOLE DISPOSITIVE POWER
     PERSON                0
      WITH           ==========================================================
                     10    SHARED DISPOSITIVE POWER
                           615,235
===============================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         615,235

===============================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            | |

===============================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2%(1)

===============================================================================
14       TYPE OF REPORTING PERSON
         IN
===============================================================================


---------------------------------

         (1) Based upon 5,033,161 shares of President Casinos, Inc. common stock, $0.06 par value, issued and outstanding as of December 2, 2002.



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CUSIP No. 740822101                                        Page 3 of 7 Pages


                                SCHEDULE 13D

===============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. Edward Connelly Associates, Inc. (E.I.N. 25-1313766)
===============================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                       (b) | |
===============================================================================
3        SEC USE ONLY

===============================================================================
4        SOURCE OF FUNDS*
         OO, WC
===============================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                | |
===============================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

===============================================================================
                     7     SOLE VOTING POWER
     NUMBER OF             0
      SHARES         ==========================================================
   BENEFICIALLY      8     SHARED VOTING POWER
     OWNED BY              615,235
       EACH          ==========================================================
    REPORTING        9     SOLE DISPOSITIVE POWER
     PERSON                0
      WITH           ==========================================================
                     10    SHARED DISPOSITIVE POWER
                           615,235
===============================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         615,235

===============================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            | |

===============================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.2%(1)

===============================================================================
14       TYPE OF REPORTING PERSON
         CO
===============================================================================


---------------------------------

         (1) Based upon 5,033,161 shares of President Casinos, Inc. common stock, $0.06 par value, issued and outstanding as of December 2, 2002.


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CUSIP No. 740822101                                        Page 4 of 7 Pages


ITEM 1.           SECURITY AND ISSUER:

         No change.

ITEM 2.           IDENTITY AND BACKGROUND:

         No change.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         No change.

ITEM 4.           PURPOSE OF TRANSACTION:

         Item 4 is restated in its entirety as follows:

         On December 2, 2002, John E. Connelly ("Connelly") transferred 1,040,878 shares of common stock, par value $0.06 per share (the "Common Stock"), of President Casinos, Inc., a Delaware corporation (the "Company"), to Terrence L. Wirginis for a purchase price of $0.10 per share pursuant to the terms of an Agreement to Terminate Stock Option and Effectuate Stock Purchase dated as of July 29, 2002.

         Subject to availability at prices deemed favorable, Connelly and/or
J. Edward Connelly Associates, Inc. ("JECA") may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. Connelly and/or JECA also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above or elsewhere in this Schedule 13D, neither Connelly nor JECA has any oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         Item 5 is restated in its entirety as follows:

         (a) (1) As a result of the facts set forth in Item 2, Mr. Connelly may be deemed to be the beneficial owner of 615,235 shares of Common Stock owned by JECA, representing 12.2% of the 5,033,161 shares of such class issued and outstanding as of December 2, 2002.

             (2) JECA may be deemed to be the beneficial owner of 615,235 shares of Common Stock, representing 12.2% of the 5,033,161 shares of such class issued and outstanding as of December 2, 2002.

             As a result of the facts set forth in Item 2 and this Item 5, the reporting persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of


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CUSIP No. 740822101                                        Page 5 of 7 Pages


1934, as amended, with respect to 615,235 shares of Common Stock held by JECA.

         (b) (1) Mr. Connelly may be deemed to have shared voting and dispositive power with respect to 615,235 shares of Common Stock owned by JECA, which shares represent 12.2% of the 5,033,161 shares of such class issued and outstanding as of December 2, 2002.

             (2) JECA may be deemed to have shared voting and dispositive power with respect to 615,235 shares of Common Stock, which shares represent 12.2% of the 5,033,161 shares of such class issued and outstanding as of December 2, 2002.

         (c) On December 2, 2002, Connelly transferred 1,040,878 shares of Common Stock to Terrence L. Wirginis for a purchase price of $0.10 per share pursuant to the terms of an Agreement to Terminate Stock Option and Effectuate Stock Purchase dated as of July 29, 2002.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         Item 6 is restated in its entirety as follows:

         As discussed in Items 4 and 5, the 1,040,878 shares of Common Stock transferred from Connelly to Terrence L. Wirginis were transferred pursuant to the terms of an Agreement to Terminate Stock Option and Effectuate Stock Purchase dated as of July 29, 2002. In addition, Connelly, Shawn Wirginis and David Wirginis entered into a separate agreement dated as of July 29, 2002 to terminate each of Shawn Wirginis' and David Wirginis' rights under their respective Option Agreements dated as of February 28, 2001 pursuant to which each of Shawn Wirginis and David Wirginis had options to purchase Common Stock from Connelly at a price of $0.39 per share until February 28, 2011. Finally, the 615,235 shares of Common Stock owned by JECA have been pledged to Guaranty Business Credit Corporation, f/k/a Fremont Financial Corporation, pursuant to a stock pledge agreement.



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CUSIP No. 740822101                                        Page 6 of 7 Pages


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         Item 7 is restated in its entirety as follows:

         Exhibit 1 - Joint Filing Agreement.

         Exhibit 2 - Agreement to Terminate Stock Option and Effectuate Stock Purchase dated as of July 29, 2002 by and between Connelly and Terrence L. Wirginis, incorporated herein by reference to Exhibit 1 to that certain Schedule 13D filed on December 12, 2002 by Terrence L. Wirginis.

         Exhibit 3 - Agreement to Terminate Stock Options dated as of July 29, 2002 by and among Connelly, Shawn Wirginis and David Wirginis.

         Exhibit 4 - Pledge Agreement dated October 4, 1999 by and between JECA and Guaranty Business Credit Corporation, f/k/a Fremont Financial Corporation, incorporated herein by reference to Exhibit 3 to that certain
Schedule 13D/A filed on March 5, 2002 by Connelly and JECA.



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CUSIP No. 740822101                                        Page 7 of 7 Pages


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 12, 2002

                                        /s/ John E. Connelly
                                        ------------------------------------
                                        John E. Connelly


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 12, 2002

                                        J. EDWARD CONNELLY ASSOCIATES, INC.


                                        By /s/ John E. Connelly
                                          ----------------------------------
                                          John E. Connelly, Chairman and
                                          Chief Executive Officer